UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 0-21554

DENMARK BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Wisconsin	39-1472124
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

103 East Main Street, Denmark, Wisconsin 54208-0130
(Address of principal executive offices)

(920) 863-2161
(Registrant's telephone number, including area code)

(Former name, address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes [X] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
___ Large Accelerated Filer   **X Accelerated Filer**   ___ Non-accelerated

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes [ ] No [X]

APPLICABLE ONLY TO CORPORATE ISSUERS:

As of April 27, 2007, there were 119,053 shares of the registrant's Common Stock (no par value) outstanding.

DENMARK BANCSHARES, INC.
TABLE OF CONTENTS

Quarterly Report on Form 10-Q
For The Quarter Ended March 31, 2007

Denmark Bancshares, Inc. and Subsidiaries
Consolidated Statements of Financial Condition

	March 31, 2007	December 31, 2006
	(Unaudited)	
Assets		
Cash and due from banks	$6,391,600	$9,258,418
Federal funds sold	8,331,000	11,744,000
Investment Securities		
Available-for-sale, at fair value	15,582,873	13,611,476
Held-to-maturity, at cost	36,584,313	37,473,611
Total Investment Securities	$52,167,186	$51,085,087
Loans	304,703,848	306,031,309
Allowance for credit losses	(5,801,424)	(5,731,674)
Net Loans	$298,902,424	$300,299,635
Loans held for sale	1,075,645	903,793
Premises and equipment, net	9,079,821	9,283,780
Other investments, at cost	4,411,966	4,944,649
Accrued interest receivable	2,306,876	2,218,003
Other assets	12,229,228	13,105,832
TOTAL ASSETS	$394,895,746	$402,843,197
Liabilities		
Deposits		
Noninterest-bearing	$35,009,937	$41,338,954
Interest-bearing	253,121,766	252,322,716
Total Deposits	$288,131,703	$293,661,670
Short-term borrowings	25,876,108	28,579,445
Accrued interest payable	1,376,263	1,426,938
Other liabilities	910,713	1,330,699
Long-term debt	27,750,000	27,802,069
Total Liabilities	$344,044,787	$352,800,821
Stockholders' Equity		
Common stock, no par value, authorized 640,000 shares; outstanding 119,053	$18,173,975	$18,173,975
Treasury stock, 2,477 shares at cost	(2,067,385)	(2,067,385)
Paid in capital	469,986	469,986
Retained earnings	34,270,133	33,500,531
Accumulated other comprehensive income (loss)	4,250	(34,731)
Total Stockholders' Equity	$50,850,959	$50,042,376
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$394,895,746	$402,843,197

The accompanying notes are an integral part of these financial statements.

Denmark Bancshares, Inc. and Subsidiaries
Consolidated Statements of Income
(Unaudited)

| | For the Quarter Ended | |
	March 31, 2007	March 31, 2006
Interest Income		
Loans including fees	$5,574,418	$5,318,302
Investment securities:		
Taxable	187,195	114,957
Exempt from federal tax	489,438	501,175
Interest on federal funds sold	49,720	44,610
Other interest income	70,742	85,248
	$6,371,513	$6,064,292
Interest Expense		
Deposits	$2,473,050	$2,156,967
Short-term borrowings	392,248	337,059
Long-term debt	288,595	373,613
	$3,153,893	$2,867,639
Net interest income	$3,217,620	$3,196,653
Provision for Credit Losses	278,000	275,500
Net interest income after provision for credit losses	$2,939,620	$2,921,153
Other Income		
Service fees and commissions	$191,751	$269,763
Loan sale gains	8,151	33,620
Gain on sale of insurance assets	380,881	0
Other	177,071	118,084
	$757,854	$421,467
Other Expense		
Salaries and employee benefits	$1,508,843	$1,785,904
Occupancy expenses	348,854	353,837
Data processing expenses	260,804	189,298
Other real estate expenses	140,569	11,149
Professional fees	81,026	51,136
Amortization of intangibles	49,622	51,863
Loss on sales of other real estate	71,198	6,959
Other operating expenses	281,544	252,040
	$2,742,460	$2,702,186
Income before income taxes	$955,014	$640,434
Income tax expense	185,412	48,047
NET INCOME	$769,602	$592,387
Per Share		
Net income	$6.46	$4.94
Dividends declared	$0.00	$7.15
Weighted average shares outstanding	119,053	119,857

The accompanying notes are an integral part of these financial statements.

<h1>Denmark Bancshares, Inc.</h1>
<h2>Consolidated Statement of Changes in Stockholders' Equity</h2>
<p style="text-align:center">(Unaudited)</p>

	Common Stock		Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
	Shares	Amount					
Balance, December 31, 2006	119,053	$18,173,975	$469,986	$33,500,531	($34,731)	($2,067,385)	$50,042,376
Comprehensive income							
Net income				769,602			769,602
Other comprehensive income, net of tax							
Change in unrealized gain on securities available-for-sale, net of applicable deferred income tax expense of $21,526					38,981		38,981
Total comprehensive income							$808,583
Balance, March 31, 2007	119,053	$18,173,975	$469,986	$34,270,133	$4,250	($2,067,385)	$50,850,959

The accompanying notes are an integral part of these financial statements.

Denmark Bancshares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Unaudited)

	For the Three Months Ended March 31,	
	2007	2006
Cash Flows from Operating Activities:		
Net income	$769,602	$592,387
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	197,235	193,190
Provision for credit losses	278,000	275,500
Amortization of intangibles	49,622	51,863
Gains on sales of loans	(8,151)	(33,620)
(Gain) loss on sale of assets	72,721	(26,661)
Gain on sale of insurance assets	(380,881)	0
Amortization of bond premium	2,071	5,755
Accretion of bond discount	(53,316)	(44,130)
Mortgage loans originated for sale	(595,427)	(2,780,252)
Proceeds from sale of mortgage loans	342,540	3,096,796
Income from bank owned life insurance	(60,000)	(51,000)
Increase in interest receivable	(88,873)	(211,416)
(Decrease) Increase in interest payable	(50,675)	115,167
Other, net	123,935	178,747
Net Cash Provided by Operating Activities	$598,403	$1,362,326
Cash Flows from Investing Activities:		
Maturities of held-to-maturity securities	$930,000	$645,300
Maturities and sales of available-for-sale securities	729,246	925,086
Purchase of available-for-sale securities	(2,629,593)	(1,656,295)
Purchases of AgriBank, FCB stock	0	(15,000)
Money market mutual funds, net	532,683	(26,779)
Federal funds sold, net	3,413,000	(5,944,000)
Proceeds from sale of insurance assets	500,000	0
Proceeds from sale of foreclosed assets	1,270,414	133,466
Net decrease (increase) in loans made to customers	940,015	7,736,694
Capital expenditures	(14,384)	(3,758)
Net Cash Provided by Investing Activities	$5,671,381	$1,794,714
Cash Flows from Financing Activities:		
Net decrease in deposits	($5,529,967)	($3,251,319)
Purchase of treasury stock	0	(204,204)
Dividends paid	(851,229)	(852,298)
Debt proceeds	546,663	4,923,066
Debt repayments	(3,302,069)	(5,781,977)
Net Cash Used by Financing Activities	($9,136,602)	($5,166,732)
Net decrease in cash and cash equivalents	($2,866,818)	($2,009,692)
Cash and cash equivalents, beginning	9,258,418	10,495,063
CASH AND CASH EQUIVALENTS, ENDING	$6,391,600	$8,485,371
Noncash Investing Activities:		
Loans transferred to foreclosed properties	$268,383	$209,000
Supplemental Cash Flow Disclosures:		
Cash paid for interest	$3,209,534	$2,761,874
Cash paid for income taxes	35,516	21,000

The accompanying notes are an integral part of these financial statements.

NOTE 1 - FINANCIAL STATEMENTS

The consolidated financial statements included herein are unaudited. In the opinion of management, these statements contain all adjustments necessary to present fairly the financial position of Denmark Bancshares, Inc. ("DBI"), the results of operations and cash flows for the periods presented. All adjustments necessary for the fair presentation of the financial statements are of a normal recurring nature. These consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in DBI's latest annual report on Form 10-K. DBI's subsidiaries are the Denmark State Bank ("DSB"), Denmark Agricultural Credit Corporation ("DACC") and the McDonald-Zeamer Insurance Agency, Inc. ("McDonald").

Reclassifications - Certain amounts in the prior period financial statements have been reclassified for comparative purposes to conform with the presentation in the current year.

NOTE 2 - INVESTMENT SECURITIES

The amortized cost and estimated fair value of securities available-for-sale were as follows:

	March 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
U.S. Government agencies	$12,189,119	$31,847	($13,959)	$12,207,007
Mortgage-backed securities	440,079	0	(8,580)	431,499
State and local governments	1,937,126	0	(2,759)	1,934,367
Corporate debt securities	1,010,000	0	0	1,010,000
	$15,576,324	$31,847	($25,298)	$15,582,873

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
U.S. Government agencies	$10,364,395	$3,789	($39,884)	$10,328,300
Mortgage-backed securities	469,434	0	(10,155)	459,279
State and local governments	1,821,604	197	(7,904)	1,813,897
Corporate debt securities	1,010,000	0	0	1,010,000
	$13,665,433	$3,986	($57,943)	$13,611,476

The amortized cost and estimated fair value of securities held-to-maturity were as follows:

	March 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$36,584,313	$1,650,127	$0	$38,234,440

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$37,473,611	$1,695,957	$0	$39,169,568

The amortized cost and estimated fair values of securities at March 31, 2007, by maturity were as follows:

| | Securities Available-for-Sale | | Securities Held-to-Maturity | |
| | Amortized Cost | Estimated Fair Value | Amortized Cost | Estimated Fair Value |
Amounts Maturing				
Within one year	$6,943,658	$6,938,331	$2,455,574	$2,475,808
From one through five years	395,863	395,863	7,445,874	7,829,743
From five through ten years	704,730	705,806	10,579,191	11,034,551
After ten years	7,532,073	7,542,873	16,103,674	16,894,338
	$15,576,324	$15,582,873	$36,584,313	$38,234,440

At March 31, 2007, seven debt securities have unrealized losses with aggregate depreciation of 0.5% from DSB's amortized cost basis. These unrealized losses relate principally to the increase in interest rates and are not due to changes in the financial condition of the issuer. In analyzing an issuer's financial condition, management considers whether the securities are issued by a government body or agency, whether a rating agency has downgraded the securities, and industry analysts' reports. Since management has the ability to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

NOTE 3 - LOANS

Major categories of loans included in the loan portfolio are as follows:

	March 31, 2007	December 31, 2006
Real Estate:		
Residential	$97,143,587	$98,318,822
Commercial	61,718,615	60,496,518
Agricultural	40,094,332	39,857,656
Construction	28,744,608	27,621,381
	$227,701,142	$226,294,377
Commercial	$34,365,204	$35,826,439
Agricultural	33,308,408	34,782,844
Consumer and other	9,329,094	9,127,649
TOTAL	$304,703,848	$306,031,309

Changes in the allowance for loan losses were as follows:

| | For the Three Months Ended March 31, | | For the Year Ended December 31, |
	2007	2006	2006
Balance, beginning of period	$5,731,674	$6,400,480	$6,400,480
Provision charged to operations	278,000	275,500	1,257,000
Recoveries	16,577	9,871	90,195
Charge-offs	(224,827)	(26,644)	(2,016,001)
Balance, end of period	$5,801,424	$6,659,207	$5,731,674

Denmark Bancshares, Inc. and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Unaudited)

Financial Highlights

(In thousands, except per share data)	1st Qtr 2007	4th Qtr. 2006	3rd Qtr 2006	2nd Qtr. 2006	1st Qtr. 2006
Operating Results					
Interest income	$6,372	$6,307	$6,191	$6,121	$6,064
Interest expense	3,154	3,146	3,118	3,066	2,868
Net interest income	3,218	3,161	3,073	3,055	3,196
Provision for credit losses	278	235	486	261	275
Noninterest income	758	381	430	387	421
Noninterest expense	2,742	2,519	2,767	2,835	2,702
Net income	770	672	350	401	592
Per Share Data					
Net income per share	$6.46	$5.64	$2.94	$3.35	$4.94
Financial Condition (1)					
Total Loans (includes loans held for sale)	$305,779	$306,935	$306,091	$311,088	$318,266
Allowance for credit losses	5,801	5,732	6,163	6,228	6,659
Investment securities	52,167	51,085	45,780	47,329	49,690
Assets	394,896	402,843	402,262	414,516	410,278
Deposits	288,132	293,662	294,174	298,077	295,002
Other borrowed funds	53,626	56,382	55,355	63,112	62,378
Stockholders' equity	50,851	50,042	50,204	50,222	50,081
Financial Ratios					
Return on average equity	6.15%	5.40%	2.78%	3.19%	4.71%
Return on average assets	0.79%	0.68%	0.35%	0.39%	0.58%
Interest rate spread	2.86%	2.78%	2.69%	2.58%	2.76%
Average equity to average assets	12.78%	12.67%	12.71%	12.31%	12.29%
Allowance for credit losses to total loans (1)	1.90%	1.87%	2.01%	2.00%	2.09%
Non-performing loans to allowance for credit losses (1)	173%	140%	169%	177%	158%

(1) As of the period ending.

       This report may contain certain forward-looking statements, including without limitation, statements regarding results of operations, the appropriateness of the allowance for loan losses, the amounts of charge-offs and recoveries, capital to assets ratios, capacity for paying dividends and liquidity. These forward-looking statements are inherently uncertain and actual results may differ from Company expectations. The following factors which, among others, could impact current and future performance include but are not limited to: (i) adverse changes in asset quality and resulting credit risk-related losses and expenses; (ii) adverse changes in the local economy; (iii) fluctuations in market rates and prices which can negatively affect net interest margin, asset valuations and expense expectations; and (iv) changes in regulatory requirements of federal and state agencies applicable to banks and bank holding companies, which could have materially adverse effects on DBI's future operating results. When relying on forward-looking statements to make decisions with respect to DBI, investors and others are cautioned to consider these and other risks and uncertainties. All forward-looking statements contained in this report are based upon information presently available and DBI assumes no obligation to update any forward-looking statements.

Critical Accounting Policies

The accounting and reporting policies of DBI are in accordance with accounting principles generally accepted in the United States of America and conform to general practices in the banking industry. The preparation of financial statements in conformity with these principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on information available at the date of the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.

Management believes that DBI's critical accounting policies are those relating to the allowance for loan and lease losses and intangible assets.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses ("ALLL") is an estimate of the losses that may be sustained in the loan and lease portfolio. The allowance is based on two basic principles of accounting: (1) Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies", which requires that losses be accrued when they are probable of occurring and estimable, and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", which requires that losses be accrued when it is probable that DBI will not collect all principal and interest payments according to the loan's or lease's contractual terms. Guidelines for determining allowances for loan losses are also provided in the SEC Staff Accounting Bulletin No. 102 - "Selected Loan Loss Allowance Methodology and Documentation Issues" and the Federal Financial Institutions Examination Council's interagency guidance, "Interagency Policy Statement on the Allowance for Loan and Lease Losses" (the "FFIEC Policy Statement").

DSB's and DACC's boards of directors have approved policies to provide management with a systematic methodology to determine an appropriate allowance for loan and lease losses. This methodology includes a systematic loan grading system that requires quarterly reviews, identification of loans to be evaluated on an individual basis for impairment, results of independent reviews of asset quality and the adequacy of the allowance by regulatory agencies, as an integral part of their examination process, consideration of current trends and volume of total nonperforming, past-due, nonaccrual and potential problem loans, and consideration of national and local economic trends and industry conditions.

In applying the methodology, nonaccrual loans, restructured loans and potential problem loans (other than loans secured by 1-to-4 family residential properties, loans secured by consumer personal property and unsecured loans), above a certain size, are reviewed to determine if they are impaired. Impaired loans are individually analyzed and an allowance amount is calculated for each one of these loans, based on the estimated fair value of collateral, in conjunction with FAS 114. Loans that are not impaired are segmented into groups by type of loan. The following loan types are utilized so that each segment of loans will have similar risk factors; 1) residential real estate, 2) agricultural real estate, 3) commercial real estate, 4) agricultural, 5) commercial, 6) consumer installment, and 7) other. In addition, based on internal reviews and external reviews performed by regulatory authorities, DSB and DACC further segregate loans that are not impaired by loan risk classification within each type of loan based on an assessment of risk for a particular loan. The applicable risk classifications are "special mention" and "substandard". A "substandard" loan is a loan that is inadequately protected by the current net worth and paying capacity of the borrower or of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected.

Loans classified "special mention" are one step above substandard; these loans contain some weakness which if not corrected or improved upon could lead to further deterioration and a lower rating. Risk factor percentages are applied to the identified segments of each of the nonclassified and classified portions of the portfolios to calculate an allowance in conjunction with FAS 5. These risk factor percentages are based on historical loan loss experience adjusted for current economic conditions and trends and internal loan quality trends. In determining the appropriateness of the allowance for loan and lease losses at March 31, 2007, DBI utilized the same risk factor percentages for loans that it used at December 31, 2006.

The foregoing calculations in accordance with FAS 114 and FAS 5 are used to confirm the adequacy and appropriateness of the ALLL as developed through provisions for credit losses charged to expense, recognizing that the ALLL represents an aggregation of judgments and estimates by management. Such calculations also influence the amount of future provisions for credit losses charged to expense, pending reapplication of the described systematic methodology.

Management evaluates the appropriateness of the ALLL on a quarterly basis and submits to the board of directors of DSB each quarter a recommendation of the amount of a monthly provision for loan losses. If the mix and amount of future charge-offs differ significantly from those assumptions used by management in making its determination, the ALLL and the provision for loan losses on the income statement could be materially affected. Management believes that the ALLL is appropriate as of March 31, 2007.

Intangible Assets

DBI has a core deposit intangible asset that was originated in connection with DSB's expansion through an acquisition of an established branch operation in 1997. The acquisition did not meet the definition of a business combination in accordance with Statement No. 141. As such, DBI continues to amortize the intangible asset related to the acquisition over a period of fifteen years. Annually DBI reviews the intangible assets for impairment and records an impairment charge, if any, to earnings.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes*. This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. DBI has determined that The adoption of FIN 48 in the first quarter of 2007 by DBI had no material impact on its financial statements.

Glossary of Loan Terms

Impaired Loan - A loan is impaired when, based on current information and events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Impaired loans are measured at the estimated fair value of the collateral. If the estimated fair value of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by creating a valuation allowance.

Nonaccrual Loan - DSB's policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on management's view of the financial condition of the borrower. When a loan is placed on nonaccrual, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of the management, the loans are estimated to be fully collectible as to both principal and interest.

Non-Performing Assets - Non-performing assets include nonaccrual loans as defined above and real and personal properties acquired in satisfaction of debts previously owed.

Past Due Accruing Loans - A loan on which all or part of a scheduled payment is delinquent by more than 30 days but less than 90 days past due, except loans that are considered nonaccrual.

Potential Problem Loans - Potential problem loans are accruing loans in which there exists doubt as to the ability of the borrower to comply with present loan repayment terms. Management's decision to place loans in this category does not necessarily mean that DBI expects losses to occur on these loans, but that management recognizes that a higher degree of risk is associated with these accruing loans and they deserve closer scrutiny.

Restructured Loans - Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in the payment schedule, the amortization term, the interest rate, or a combination of these.

Risk Rating – Risk rating, which is also sometimes referred to as loan grading, is the credit quality grade assigned to each loan. Loans are assigned a risk rating upon origination. Lenders and credit review analysts conduct periodic reviews and evaluations and make adjustments to the assigned grades when appropriate. The range of categories from the best quality to worst is as follows: highest quality, solid quality, some weakness, inherent industry weakness, special mention, substandard, doubtful and loss. Impaired loans are generally assigned a substandard risk grade.

Special Mention Loans - Loans classified "special mention" are one step above substandard loans as described below. These loans contain some weakness, which if not corrected or improved upon could lead to further deterioration and a lower rating.

Substandard - A "substandard" loan is a loan that is inadequately protected by the current sound worth and paying capacity of the borrower or of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected.

Results of Operations

Net income for the quarter ended March 31, 2007, was $769,602, an increase of $177,215 or 30%, compared to $592,387, for the corresponding period in 2006. This increase was primarily the result of the after-tax gain on the sale of the McDonald insurance book of business and fixed assets. McDonald's book of business was sold to Associates Insurance Agency, Ltd. for $500,000 on January 5, 2007. McDonald's net income, consisting primarily of the after-tax gain on the sale of assets, for the first quarter of 2007 was $219,810, an increase of $208,666 compared to the corresponding period in the prior year.

Net interest income for the quarter ended March 31, 2007, was $3,217,620, an increase of $20,967 compared to the corresponding period in the prior year.

The following table sets forth a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates:

	Increase (Decrease) Due to Change In		
(In thousands)	Average Balance	Average Rate	Total Change
Interest income	($306)	$613	$307
Interest expense	(154)	440	286
Net interest income	($152)	$173	$21

This increase in net interest income is primarily attributable to an increase in net interest spread. The average net interest rate spread increased from 2.76% during the first quarter of 2006 to 2.86% during the quarter ended March 31, 2007. DBI's yield on earning assets was 6.28% during the first quarter of 2006 compared to 6.95% during the quarter ended March 31, 2007. The average cost of funds was 4.09% during the most recent quarter, an increase of 57 basis points compared to the quarter ended March 31, 2006. The average balance of interest-earning assets decreased by $19.1 million while the volume of interest-bearing liabilities decreased by $16.9 million during the first quarter of 2007 compared to the first quarter of 2006.

In the first quarter of 2007 DBI's provision for credit losses was $278,000 compared to $275,500 for the first quarter of 2006. Net charge-offs were $208,250 in the first quarter of 2007 compared to net charge-offs of $16,772 during the corresponding period in the prior year. During the most recent quarter DSB recorded a charge-off of $200,000 on a loan secured by residential real estate construction. The property securing this loan was acquired through foreclosure during April 2007.

Noninterest income for the three months ended March 31, 2007, was $757,854, an increase of $336,387 compared to the corresponding period in 2006. The increase is primarily attributable to a $380,881 gain on the sale of McDonald insurance assets. The gain was partially offset by the reduction in insurance commissions which fell by $85,085. Gains from the sales of residential real estate loans decreased by $25,469 during the first quarter of 2007 compared to the quarter ended March 31, 2006. DSB sold $0.3 million of mortgage loans in the first quarter of 2007 compared to $3.1 million during the first quarter of 2006. DSB recorded $31,835 of rent income from acquired properties during the most recent quarter.

Noninterest expense increased by $40,274 or 1% during the three months ended March 31, 2007, compared to corresponding period in 2006. Salaries and benefits expense decreased $277,061 or 16% less than the corresponding period in 2006. This decrease is the result of lower wage expense which declined by $140,494 and lower group health insurance expenses, which decreased by $122,586. The number of full-time equivalent employees dropped from 101 in the first quarter of 2006 to 90 as of March 31, 2007.

Data processing expenses increased by $71,506 during the most recent quarter compared to the first quarter of 2006. DSB converted its core processing systems in January 2007. The increase in data processing expenses is related to one-time conversion expenses.

During the first quarter of 2007, DSB incurred $140,569 of expenses associated with its acquired properties. These expenses consisted primarily of costs for repairs, maintenance, real estate taxes, utilities, insurance and legal. In addition to the carrying costs of acquired properties, DSB recorded $71,198 of losses on the sales or write-down of other real estate properties acquired through foreclosure. This represented an increase of $64,239 compared to the first quarter of 2006. DSB incurred losses totaling $16,198 on the sales of eight residential properties during the quarter and reduced the carrying value of a commercial property by $55,000 to recognize the expected net sale proceeds from an accepted offer.

Professional fees increased by $29,890 or 58% during the three months ended March 31, 2007, compared to the first quarter of 2006. Professional fees include expenditures for human resource consulting, technology consulting, legal, audit, compliance, tax and appraisal services. The increase is primarily attributable to $18,686 of expenditures for human resources consulting for development of a revised employee handbook, drafting of employment contracts, assisting management in the recruiting of a seasoned human resource manager and other matters.

For the three months ended March 31, 2007 and 2006, DBI recorded combined federal and state income tax provisions of $185,412 and $48,047, respectively. These provisions reflect effective income tax rates of 19% in 2007 and 8% in 2006. DSB's combined statutory tax rate is 39%. The lower effective income tax rates are primarily attributable to certain federally tax exempt interest earned on state and local government investment securities.

Financial Condition

Total assets decreased by $7,947,451 between December 31, 2006, and March 31, 2007. Total non-interest bearing deposits decreased by $6.3 million during the first three months. Management attributes this decrease to a seasonal fluctuation. This decrease in deposits was the primary reason for a decline in federal funds sold, which fell by $3.4 million.

The following table sets forth major types of loans (excluding loans held for sale) by primary collateral and the percentage of total loans for each type:

	March 31, 2007		December 31, 2006	
(In thousands)	Amount	%	Amount	%
Real Estate:				
Residential	$97,143	31.9%	$98,319	32.1%
Commercial	61,719	20.3%	60,496	19.8%
Agricultural	40,094	13.2%	39,858	13.0%
Construction	28,745	9.4%	27,621	9.0%
	$227,701	74.7%	$226,294	73.9%
Commercial	34,365	11.3%	35,826	11.7%
Agricultural	33,308	10.9%	34,783	11.4%
Consumer and other	9,330	3.1%	9,128	3.0%
TOTAL	$304,704	100.0%	$306,031	100.0%

The allowance for credit losses increased by $69,750 during the three months ended March 31, 2007. The allowance equals 1.90% of total loans at March 31, 2007, compared to 1.86% at December 31, 2006. Nonaccrual loans totaled $10.0 million at quarter-end, an increase of $2.0 million compared to December 31, 2006. DBI's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 5.1% at quarter end, compared to 4.3% at year-end. As of March 31, 2007, management has identified $11.0 million of potential problem loans compared to $12.7 million at year-end. DBI has no accruing loans that are past due 90 days or more.

The following table sets forth certain data concerning nonaccrual loans, past due accruing loans, restructured loans and other real estate (property acquired through foreclosure or in satisfaction of loans):

| (In thousands) | March 31, 2007 | | December 31, 2006 | |
	Amount	% of Total Loans	Amount	% of Total Loans
Nonaccrual Loans (1)	$10,009	3.3%	$8,000	2.6%
Accruing Loans Past Due 90 Days or More	0	0.0%	0	0.0%
Total	$10,009	3.3%	$8,000	2.6%
Other Real Estate	$2,715		$3,788	

1) Includes restructured loans of $1,698,446 and $1,618,071 as of March 31, 2007 and December 31, 2006, respectively.

The increase in nonaccrual loans during the first three months is attributable to an increase of $1.2 million in nonperforming residential real estate loans. These loans are to several different borrowers and each loan individually is less than $250,000. The increase in nonaccrual loans is also attributable to an increase of $1.1 million in nonperforming commercial real estate loans including one loan totaling $739,000 secured by a restaurant. The restaurant is currently closed and DSB has started foreclosure proceedings.

Interest-bearing deposits increased by $799,050 between December 31, 2006 and March 31, 2007. Interest bearing deposits consisted of the following:

	3/31/2007	12/31/2006
NOW accounts	$16,069,227	$16,115,166
Savings accounts	17,565,690	17,722,281
Money market accounts	80,916,103	82,722,399
Time deposit accounts	138,570,746	135,762,870
TOTAL	$253,121,766	$252,322,716

Stockholders' equity increased by $808,583 to $50,850,959 as of March 31, 2007. As of March 31, 2007, DBI's leverage ratio was 12.7%, the risk-based core capital ratio was 15.8% and the risk-based total capital ratio was 17.0%. DBI and DSB continue to maintain capital levels well above the regulatory minimum levels.

Liquidity

Liquidity refers to the ability of DBI to generate adequate amounts of cash to meet DBI's needs for cash. Cash and cash equivalents increased by $2.9 million during the first three months of 2007. The major sources and uses of cash are detailed in the accompanying Consolidated Statements of Cash Flows. The available-for-sale investment portfolio amounting to $15.6 million as of March 31, 2007, is readily convertible to cash if needed for liquidity purposes.

In addition to on-balance sheet sources of funds DBI also has off-balance sheet sources available to meet liquidity needs. DBI has unused lines of credit of $41.5 million as of March 31, 2007. Management believes DBI's liquidity position as of March 31, 2007, is adequate under current economic conditions.

Off-Balance Sheet Arrangements

DBI and its subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of those instruments reflect the extent of involvement DBI and its subsidiaries have in particular classes of financial instruments.

The exposure of DBI and its subsidiaries to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of these instruments. DBI and its subsidiaries use the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. DBI and its subsidiaries require collateral or other security to support financial instruments with credit risk.

The following table sets forth DBI's commitments to extend credit and standby letters of credit:

(In thousands)	Contract or Notional Amount March 31, 2007	Secured Portion
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$31,179	$24,150
Standby letters of credit and financial guarantees written	1,713	1,713

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. DBI and its subsidiaries evaluate each customer's creditworthiness on a case-by-case basis. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by DSB to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support commercial business transactions. When a customer fails to perform according to the terms of the agreement, DSB honors drafts drawn by the third party in amounts up to the contract amount. A majority of the letters of credit expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties and residential properties. All letters of credit are fully collateralized.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

DBI's primary market risk position has not materially changed from that disclosed in DBI's 2006 Form 10-K Annual Report.

Item 4. Controls and Procedures

DBI's management, under the supervision and with the participation of DBI's principal executive officer and principal financial officer, has evaluated DBI's disclosure controls and procedures prior to the filing date of this report. Based on that evaluation, management believes that DBI's disclosure controls and procedures as of the end of the March 31, 2007, quarter are effective in ensuring that information required to be disclosed by DBI in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time period specified by the Securities and Exchange Commission's rules and forms.

There were no significant changes in DBI's internal controls over financial reporting or in other factors that could significantly affect these controls during the quarter ended March 31, 2007, including any corrective actions with regard to significant deficiencies and material weaknesses.

Part II. Other Information

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Item 2.a Unregistered sales of equity securities during the quarter – none.
Item 2.b Use of proceeds – not applicable.
Item 2.c Repurchases of common stock during the quarter – none.

Item 2. Other disclosures. Limitations upon the payment of dividends.

The Federal Reserve Board ("the Board") has adopted regulations that deal with the measure of capitalization for bank holding companies. The Board has also issued a policy statement on the payment of cash dividends by bank holding companies, wherein the Board has stated that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which could only be funded in ways that weaken the bank holding company's financial health, such as by borrowing. The ability of DBI to pay dividends on the Common Stock is largely dependent upon the ability of DSB to pay dividends on the stock held by DBI. DSB's ability to pay dividends is restricted by both state and federal laws and regulations.   DSB is subject to policies and regulations issued by the FDIC and the Division of Banking of the Wisconsin Department of Financial Institutions ("the Division"), which, in part, establish minimum acceptable capital requirements for banks, thereby limiting the ability to pay dividends. In addition, Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provision has been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payment of dividends in some circumstances may require the written consent of the Division.

Item 6. Exhibits

(a) Exhibits:

31.1 Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Periodic Financial Report by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DENMARK BANCSHARES, INC.

	/s/ John P. Olsen
Date: April 27, 2007	John P. Olsen, Principal Executive Officer and President

	/s/ Dennis J. Heim
Date: April 27, 2007	Dennis J. Heim Vice President and Treasurer, Principal Financial and Accounting Officer

DENMARK BANCSHARES, INC.
EXHIBIT (31.1)
CERTIFICATIONS

I, John P. Olsen, President of Denmark Bancshares, Inc., certify that:

1. I have reviewed this quarterly report on Form 10-Q of Denmark Bancshares, Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

 (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ John P. Olsen

Date: April 27, 2007

John P. Olsen,

Principal Executive Officer
and President

DENMARK BANCSHARES, INC.
EXHIBIT (31.2)
CERTIFICATIONS

I, Dennis J. Heim, Vice President and Treasurer of Denmark Bancshares, Inc., certify that:

1. I have reviewed this quarterly report on Form 10-Q of Denmark Bancshares, Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Dennis J. Heim

Date: April 27, 2007

Dennis J. Heim
Vice President and Treasurer,
Principal Financial and
Accounting Officer

DENMARK BANCSHARES, INC.

EXHIBIT (32.1)

CERTIFICATIONS

**Written Statement of the Chief Executive Officer and Chief Financial Officer
Pursuant to 18 U.S.C. ' 1350**

Solely for the purposes of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, we, the undersigned Chief Executive Officer and Chief Financial Officer of Denmark Bancshares, Inc. ("DBI"), hereby certify, based on their knowledge, that the Quarterly Report on Form 10-Q of DBI for the quarter ended March 31, 2007, (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of DBI.

/s/ John P. Olsen
John P. Olsen,
Principal Executive Officer
and President

/s/ Dennis J. Heim
Dennis J. Heim
Vice President and Treasurer,
Principal Financial and
Accounting Officer

Date: April 27, 2007